UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*


                               Emcore Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    290846104
           -----------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on his form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.   290846104                                          Page 2 of 9 Pages

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            n.v. Union Miniere s.a.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  |_|
                                                             (b)  |_|

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium

--------------------------------------------------------------------------------
        NUMBER OF            5      SOLE VOTING POWER
                                    0
         SHARES              ---------------------------------------------------
       BENEFICIALLY          6      SHARED VOTING POWER
        OWNED BY                    392,857
                             ---------------------------------------------------
          EACH               7      SOLE DISPOSITIVE POWER
        REPORTING                   0
         PERSON              ---------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
          WITH                      392,857
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            392,857

--------------------------------------------------------------------------------
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            2.8%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

            CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.   290846104                                          Page 3 of 9 Pages

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Union Miniere USA Inc.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  |_|
                                                             (b)  |_|

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------
         NUMBER OF            5      SOLE VOTING POWER
                                     0
          SHARES              --------------------------------------------------
        BENEFICIALLY          6      SHARED VOTING POWER
         OWNED BY                    392,857
                              --------------------------------------------------
           EACH               7      SOLE DISPOSITIVE POWER
         REPORTING                   0
          PERSON              --------------------------------------------------
                              8      SHARED DISPOSITIVE POWER
           WITH                      392,857
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            392,857

--------------------------------------------------------------------------------
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            2.8%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

            CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   290846104                                          Page 4 of 9 Pages

Item 1            (a):     Name of Issuer:
------                     --------------

                  Emcore Corporation (the "Issuer")

                  (b):     Address of Issuer's Principal Executive Offices:
                           -----------------------------------------------

                  394 Elizabeth Avenue
                  Somerset, NJ  08873

Item 2            (a):     Name of Persons Filing:
------                     ----------------------

                  This statement is being filed by n.v.Union Miniere s.a. and by Union Miniere USA Inc.

                  (b):     Address of Principal Business Office or, if None,
                           Residence:
                           -------------------------------------------------

                  The principal business office of n.v. Union Miniere s.a. is located at Rue de Marais, Broekstraat 31, B-1000 Brussels, Belgium.

                  The principal business office of Union Miniere USA Inc. is located at 3120 Highwoods Boulevard #110, Raleigh, NC 27604.

                  (c):     Citizenship:
                           -----------

                  n.v. Union Miniere s.a. is organized under the laws of Belgium.

                  Union Miniere USA Inc. is organized under the laws of the state of Delaware.

                  (d):     Title of Class of Securities:
                           ----------------------------

                  This filing relates to shares of Common Stock, no par value, of the Issuer ("Common Stock").

Item 3:           If this Statement is Filed Pursuant to Rule 13d-1(b), or
------            13d-2(b) or (c), Check Whether the Person Filing is a:
                  --------------------------------------------------------

                  (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

                  (b) |_|  Bank as defined in Section 3(a)(6) of the Exchange
                           Act.

CUSIP No.   290846104                                          Page 5 of 9 Pages

                  (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

                  (d) |_| Investment company registered under Section 8 of the Investment Company Act.

                  (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                  (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4:           Ownership:
------            ---------

                  As of December 31, 1999 and January 21, 2000, n.v. Union Miniere s.a. and Union Miniere USA Inc. each beneficially own in the aggregate the following:

                  (a)      Amount Beneficially Owned:

                           392,857 shares of Common Stock

                  (b)      Percent of class:

                           2.8%

CUSIP No.   290846104                                          Page 6 of 9 Pages

                  (c)      Number of shares to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                    0

                           (ii)     Shared power to vote or to direct the vote:

                                    392,857

                           (iii) Sole power to dispose or to direct the disposition of:

                                    0

                           (iv) Shared power to dispose or to direct the disposition of:

                                    392,857

Item 5:           Ownership of Five Percent or Less of Class:
------            ------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6:           Ownership of More than Five Percent on Behalf of Another
------            Person:
                  --------------------------------------------------------

                  See Exhibit A.

Item 7:           Identification and Classification of the Subsidiary Which
------            Acquired the Security Being Reported
                  on By the Parent Holding Company:
                  ---------------------------------------------------------

                  See Exhibit A.

Item 8:           Identification and Classification of Members of the Group:
------            ---------------------------------------------------------

                  Not applicable.

Item 9:           Notice of Dissolution of Group:
------            ------------------------------

                  Not applicable.

CUSIP No.   290846104                                          Page 7 of 9 Pages

Item 10:          Certification:
-------           -------------

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.   290846104                                          Page 8 of 9 Pages

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  January 21, 2000                  n.v. Union Miniere s.a.



                                         /s/ Arnoud de Pret
                                         ---------------------------------------
                                         Arnoud de Pret

                                         Corporate Vice-President Finance




                                         /s/ Alain Godefroid
                                         ---------------------------------------
                                         Alain Godefroid
                                         Corporate Vice President Legal &
                                         Environmental Affairs


Date:  January 21, 2000                  Union Miniere USA Inc.


                                         /s/ Arnoud de Pret
                                         ---------------------------------------
                                         Arnoud de Pret
                                         President


                                         /s/ Richard C. Laird
                                         ---------------------------------------
                                         Richard C. Laird
                                         Executive Vice President

CUSIP No.   290846104                                          Page 9 of 9 Pages

                                    EXHIBIT A

        Identification of Subsidiary and Agreement Regarding Joint Filing


                  Union Miniere USA Inc. is the record owner of all 392,857 shares of Emcore Corporation Common Stock to which this filing relates. Union Miniere, s.a. directly or indirectly owns virtually all of the outstanding shares of Union Miniere USA Inc.

                  Union Miniere, s.a. and Union Miniere USA Inc. hereby agree to file this schedule jointly pursuant to Rule 13d-1(k)(1).

Date:  January 21, 2000                  n.v. Union Miniere s.a.


                                         /s/ Arnoud de Pret
                                         ---------------------------------------
                                         Arnoud de Pret
                                         Corporate Vice-President Finance


                                         /s/ Alain Godefroid
                                         ---------------------------------------
                                         Alain Godefroid
                                         Corporate Vice President Legal &
                                         Environmental Affairs

Date:  January 21, 2000                  Union Miniere USA Inc.


                                         /s/ Arnoud de Pret
                                         ---------------------------------------
                                         Arnoud de Pret
                                         President


                                         /s/ Richard C. Laird
                                         ---------------------------------------
                                         Richard C. Laird
                                         Executive Vice President